May 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Re:	HCYC Holding Company
Amendment No. 2 to Registration Statement on Form F-4
Filed December 20, 2024
File No. 333-282624

Ladies and Gentlemen:

On behalf of our client, AlphaTime Acquisition Corp. (“ATMC”) and HCYC Holding Company (“HCYC”), represented by Celine & Partners, PLLC, we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated January 13, 2025, relating to HCYC’s Amendment No. 2 to Registration Statement on Form F-4 filed December 20, 2024.

HCYC is filing via EDGAR Amendment No. 3 to Registration Statement on Form F-4, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amendment No. 2 to Registration Statement on Form F-4

General

1.	We note your disclosure on pages F-19 and F-37 stating that you received a Nasdaq delisting notice from the staff of the Listing Qualifications Department of the Nasdaq Stock Market regarding non-compliance with Listing Rule 5450(a)(2), which requires you to have at least 400 total holders for continued listing on the Nasdaq Global Market. Please revise your disclosure in the summary and risk factors sections of the filing to describe the Nasdaq notice, your plans for regaining compliance, and consequences of delisting. In addition, provide an update on the status of this notice and the status of any hearing related to the notice. Finally, add a separately captioned risk factor to describe the notice and the material risks to investors.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on pages 47-48 and 72 has been revised to address the Staff’s comment.

Financial Statement Presentation, page 4

2.	Please revise your disclosure on page 4 to appropriately reflect that financial statements of PubCo have been included in the proxy statement/prospectus.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 4 has been revised to address the Staff’s comment.

Summary of the Proxy Statement/Prospectus

Redemption Rights, page 47

3.	We note your response to prior comment 2 and your revised disclosure describing the shareholders’ redemption rights. Please further expand your discussion to describe the rights of non-redeeming shareholders and the events that permit for redemption, such as extensions of deadlines to consummate the merger or other events.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 47 has been revised to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 83

4.	We note your disclosure on page 84 that the combined company will adopt December 31 as its fiscal year end. We also note your disclosure beginning on page F-57 indicating that HCYC Holding Company (“PubCo”) has a fiscal year end of March 31, and your disclosure on page 69 that PubCo will be required to include a report from management on the effectiveness of its internal control over financial reporting in its annual report on Form 20-F beginning with the annual report for the fiscal year ending March 31, 2025. Please revise your disclosure as appropriate to clarify the fiscal year end for both HCYC Holding Company (“PubCo”) and for the combined company post-closing.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 84 has been revised to address the Staff’s comment.

5.	Please revise your disclosure on page 83 to reflect the fact that the unaudited proforma condensed combined financial statements have been prepared using, and should be read in conjunction with, HCYC Holding Company’s (“PubCo”) financial statements, included elsewhere in the proxy, in addition to the financial statements of AlphaTime Acquisition Corp (“ATMC”) and HCYC Group Company Limited (“HCYC”).

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 84 has been revised to address the Staff’s comment.

The Business Combination Proposal

Assumptions and Basis for the Projected Financial Metrics Table, page 118

6.	We note your response to prior comment 4 and your disclosure that HCYC’s management team considered various material assumptions, including but not limited to those listed on page 118. We also note your revised disclosure that HCYC has assumed significantly increased revenue growth rates during each of the fiscal years ended March 31, 2025 through March 31, 2028. Please quantify the assumed increases in revenue growth rates for each of the fiscal years and disclose if you are on track to achieve the March 31, 2025 assumed revenue growth rate.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 120 has been revised to address the Staff’s comment.

7.	We note your response to prior comment 5. Please refer to your disclosure on page 118 and remove the following disclaimers:

●	“shareholders are strongly cautioned not to place undue reliance, if any, on the HCYC Management Projections, and not to rely on these projections in making any decision regarding the Business Combination;” and

●	“the inclusion of the HCYC Management Projections in this proxy statement/prospectus should not be regarded as an indication that HCYC or its representatives considered or currently consider the projections to be a reliable prediction of future events, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on these projections.”

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 120 has been revised to address the Staff’s comment.

8.	We note that in addition to the projected revenue growth rates, you listed some quantifiable assumptions, such as (1) obtaining operating funds, (2) “time and cost to acquire clients,” (3) customer growth base and retention, (4) profit forecasts including sales volume, gross margin, cost of revenue, expense levels and tax levels, and (5) administration and operating costs. Please revise to quantify the above-mentioned assumptions the HCYC management made or tell us why you are unable to do so.

Response: We acknowledge the Staff’s comment and have concluded that we are unable to quantify the assumptions (1) obtaining operating funds, (2) time and cost to acquire clients, and (3) customer growth base and retention from the comment, since these assumptions inherently involve projections of future events and conditions. By their nature, such forward-looking statements are subject to significant uncertainties and risks that are difficult, if not impossible, to quantify with precision. Unforeseen events, changes in market dynamics, and the evolving competitive landscape can significantly impact actual results. HCYC’s management primarily assumes that the variables mentioned in the comment will not experience a material adverse change in the foreseeable future, so as not to significantly affect the company’s operations and growth.

For the assumptions (4) profit forecasts including sales volume, gross margin, cost of revenue, expense levels and tax levels, and (5) administration and operating costs, the disclosure on page 120 has been revised to address the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-56

9.	We note your response to comment 7. In your next amendment, please provide audited financial statements for the registrant, HCYC Holding Company, accompanied by a signed independent accountants’ report. Please also provide the disclosure required by Item 509 of Regulation S-K related to HCYC Holding Company’s audited financial statements in the Experts section on page 197 and a consent from HCYC Holding Company’s auditor.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on pages 201 and F-22 - F-44 has been revised to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship